United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number:  1-9210

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation

5 Greenway Plaza, Suite 110

Houston, Texas 77046

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Index

		Page

Report of Independent Registered Public Accounting Firm		3

Statements of Net Assets Available for Benefits - As of December 31, 2023 and 2022		4

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2023 and 2022		5

Notes to Financial Statements		6

Supplemental Schedules *

1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - December 31, 2023	22

2	Schedule H, Line 4j – Schedule of Reportable Transactions - Years ended December 31, 2023	23

Signatures		24

Exhibit Index		25

* Other supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Occidental Petroleum Corporation Pension and Retirement Plan Administrative Committee and
Plan Participants of Occidental Petroleum Corporation Savings Plan
Houston, Texas
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years ended December 31, 2023 and 2022, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 and schedule of reportable transactions for the year ended December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2016.

Houston, Texas
June 25, 2024

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2023 and 2022
(Amounts in thousands)

	2023	2022
Assets:
Investments:
At fair value:
Short-term investment fund	11,638	15,453
Common stock	706,550	753,087
Plan interest in master trust accounts	2,227,499	1,787,467
Total investments at fair value	2,945,687	$2,556,007
At contract value:
Plan interest in master trust accounts	293,355	332,450

Receivables:
Notes receivable from participants	27,768	25,022
Interest and dividends	2,193	1,618
Participant contribution	3,575	3,132
Employer contribution	2,460	2,180
Total receivables	35,996	31,952
Total assets	3,275,038	2,920,409

Net assets available for benefits	$3,275,038	$2,920,409

See accompanying notes to the financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2023 and 2022
(Amounts in thousands)

	2023	2022
Changes to net assets attributable to:
Investment income (loss):
Interest	$681	$248
Dividends	8,656	6,487
Net appreciation (depreciation) in fair value of investments	(27,861)	454,598
Plan interest in master trust accounts investment income (loss)	361,249	(356,774)
Total investment income	342,725	104,559

Interest income on notes receivable from participants	1,839	1,358
Contributions:
Participant	125,223	109,490
Employer	89,944	80,785
Participant rollovers	12,418	8,829
Total contributions	227,585	199,104
Deductions:
Benefits paid to participants	215,677	184,437
Administrative expenses	1,843	1,626
Total deductions	217,520	186,063

Net increase	354,629	118,958

Net assets available for benefits:
Beginning of year	2,920,409	2,801,451
End of year	$3,275,038	$2,920,409

See accompanying notes to the financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2023 and 2022

(1)    Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)    General

The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (Occidental, or the employer), a Delaware corporation, and participating subsidiaries (collectively, the Company).

The Plan is intended to be a tax-qualified plan containing a qualified cash or deferred arrangement and employee stock ownership plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)    Plan Administration

The Plan is administered by the Pension and Retirement Trust and Investment Committee as to investment decisions and by the Pension and Retirement Plan Administrative Committee as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees). The Plan document provides that a fiduciary appointment officer has sole authority to appoint, remove, and monitor members of the Committees. The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants.  Bank of New York Mellon Trust Company N. A. (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan.

(c)    Contributions

Participant Contributions – Each year, participants may contribute up to the maximum contribution percentage of compensation to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations.  For 2023 and 2022, the employee contribution percentage limits were 30% for non-Highly Compensated Employees and 15% for Highly Compensated Employees. Participants age 50 or older by the end of the Plan year were permitted to contribute additional before-tax catch-up contributions to the Plan up to $7,500 for 2023 and $6,500 for 2022. The Plan permits Roth contributions and in-plan Roth rollover contributions.

    Newly eligible participants who do not affirmatively elect to opt out of making contributions are automatically enrolled in the Plan with a before-tax contribution amount of 5% of base pay.

Employer Matching Contributions – The employer matching contributions for non-collectively bargained employees is an amount equal to 200% of a participant’s contribution up to the first 2% of eligible compensation, and 100% of the next 3% of eligible compensation. Certain collectively bargained employees also fall under this matching formula, as negotiated by their respective unions. Other collectively bargained employees received employer matching contributions between 85% and 100%, as negotiated by their respective unions, up to the first 6% of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Occidental Stock Fund (Oxy Stock Fund).  All vested participants may elect to transfer their employer matching contributions to other investment funds.

The Plan allows active employees who are eligible to participate in the Plan to roll over into the Plan all or part of the taxable money received in an eligible rollover distribution from another employer's tax-qualified retirement plan.

(d)    Participant Accounts

    All participant contributions and the earnings thereon are allocated to each participant’s accounts and are invested in accordance with the participant’s investment elections in accordance with Section 404(c) of ERISA. Participants who do not make an investment election are automatically enrolled in the Plan’s qualified default investment alternative.

Each participant’s account is credited with the participant’s elected contribution, the employer’s respective matching contribution, and allocations of the respective fund’s investment income and losses and charged with investment manager fees.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)    Vesting

Participants are vested immediately in their contributions and employer matching contributions, plus actual earnings thereon. Participants are also fully vested in dividends paid on the portion of their employer matching contributions invested in the Oxy Stock Fund.

(f)    Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, if any; (ii) 50% of their vested account balance; or (iii) an amount that would require monthly payroll deductions for repayment not greater than 25% of the participant's monthly base compensation. Loan terms may range from one to five years for general purpose loans and six to ten years for primary residence loans. The maturity dates on currently outstanding notes receivable from participants range from January 2024 to October 2033. The loans are secured by the balance in the participant's account at the time the loan is approved. Loan interest rates are fixed on first day of the month prior to the calendar month in which the loan is funded and rates are reasonable compared to similar loans issued by other lenders, in accordance with the Plan. Interest rates ranged from 3% to 11% on loans outstanding as of December 31, 2023 and from 3% to 9% on loans outstanding as of December 31, 2022. Principal and interest are paid ratably through payroll deductions.

(g)    Distributions

Generally, on termination of service, participants may elect to receive the vested portion of their account balance under one of the distribution options allowed by the Plan.  Participants may elect to receive distributions from their vested account balance in the Oxy Stock Fund in cash or in shares of Occidental common stock.

(h)    Forfeited Accounts

Forfeited nonvested accounts may be used to pay reasonable costs of administering the Plan and reduce employer contributions. At December 31, 2023 and 2022, the balance of forfeited nonvested accounts was not material. Increases to the forfeiture account balance are primarily related to nonvested account balances of previously terminated participants and the forfeiture of unclaimed benefits, in accordance with the Plan document. These amounts are expected to be used to reduce future contributions, or reinstate account balances if such participants are located.

During 2023 and 2022, no forfeitures were used to reduce employer contributions.

(i)    Expenses

Certain administrative fees are paid by participants through their Plan accounts. Other expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

(b)    Use of Estimates

The process of preparing financial statements in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make informed estimates and judgments regarding certain types of financial statement balances and disclosures. Changes in facts and circumstances or discovery of new information relating to such transactions and events may result in revised estimates and judgments and actual results may differ from estimates upon settlement but generally not by material amounts. Management believes that these estimates and judgments provide a reasonable basis for the fair presentation of the Plan’s financial statements.

(c)    Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements. See Note 4 for a discussion of contract value investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments bought and sold as well as held during the year.

(d)    Contributions

Contributions from Plan participants and employer matching contributions are recorded in the year in which the employee contributions are withheld from compensation.

(e)    Payment of Benefits

Benefits are recorded when paid.

(f)    Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest and classified as a note receivable in the accompanying statements of net assets available for benefits. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan.

(g)    Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year’s presentation.

(3)     Fair Value Measurements

Plan assets are measured at fair value, based on the priorities of the inputs to valuation techniques used to measure fair value, in a three-level fair value hierarchy: Level 1 – using quoted prices in the active markets for identical assets or liabilities; Level 2 – using observable inputs other than quoted prices for identical assets or liabilities; and Level 3 – using unobservable inputs. Transfers between levels, if any, are recognized at year end.

The following is a description of the valuation methodologies used for the Plan assets that are measured at fair value:

(a)    Common Stocks and Preferred Stocks

Common stocks and preferred stocks are valued at the closing price reported on the active market on which the individual securities are traded.

(b)    Mutual Funds

Generally, mutual funds are valued at the net asset value (NAV) of the shares held by the Plan.  If publicly registered, the value of the mutual fund can be obtained through quoted market prices in active markets.

(c)    Short-Term Investment Fund

The short-term investment fund is valued at the NAV of the shares held by the Plan.

(d)    Common/Collective Trusts

The common/collective trusts are valued at the NAV of the units provided by the fund issuer.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less liabilities. At December 31, 2023 and 2022, there were no redemption restrictions on these investments.

(e)    Corporate Bonds

Corporate bonds are valued using quoted market price when available.  If quoted market prices are not observable, corporate bonds are valued using pricing models with market observable inputs from both active and non-active markets.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2023 and 2022 (amounts in thousands).  The tables do not include the Plan’s interest in master trust accounts presented in separate individual tables (see Note 6).

	Assets at fair value as of December 31, 2023
	Level 1	Total
Common stock
Occidental Petroleum Corporation	$706,550	$706,550
Total assets the fair value hierarchy, excluding
Plan’s interest in master trusts, at fair value	706,550	706,550

Investments measured at NAV:
Short-term investment fund		11,638
Investments at fair value, excluding
Plan’s interest in master trusts	$706,550	$718,188

	Assets at fair value as of December 31, 2022
	Level 1	Total
Common stock
Occidental Petroleum Corporation	$753,087	$753,087
Total assets the fair value hierarchy, excluding
Plan’s interest in master trusts, at fair value	753,087	753,087

Investments measured at NAV:
Short-term investment fund		15,453
Investments at fair value, excluding
Plan’s interest in master trusts	$753,087	$768,540

(4)     Guaranteed Investment Contracts Master Trust Account

The Plan invests in a Guaranteed Investment Contracts (GIC) Master Trust Investment Account, managed by Invesco (GIC MTIA). The account’s key objectives are to provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. To accomplish these objectives, the GIC MTIA invests primarily in wrapper contracts also known as synthetic GICs.

Because the synthetic GICs are fully benefit-responsive, contract value is the relevant measure for the GIC MTIA. Contract value, as reported to the Plan by Invesco, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value for the synthetic GICs is determined based on the fair value of the underlying assets, which consist of various fixed income common/collective trusts.

Crediting interest rate resets are applied to specific investment contracts, as determined at the time of purchase.  The reset values for security-backed investment interest rates are a function of contract value, market value, yield, and duration.  General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread. The relationship of future crediting interest rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting interest rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting interest rate. The key factors that influence future crediting interest rates for the synthetic GIC and the wrapper contracts include, but are not limited to, the level of market interest rates, the Plan cash flow, the investment returns generated by the fixed income investments that back the contract or the duration of the underlying investments backing the contract.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan (amounts in thousands):

	As of December 31,
	2023	2022
Short-term investment fund	$9,212	$17,170
Synthetic guaranteed investment contracts:
Common/collective trusts	410,146	454,367

Total investments	$419,358	$471,537

The Plan’s ability to receive amounts due is dependent on the contract issuer’s ability to meet its financial obligations. The contract issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

There are certain events not initiated by participants that limit the ability of the GIC MTIA to transact with the contract issuer at contract value.  These events include, but are not limited to: (i) termination of the Plan, (ii) company election to withdraw from a contract in order to change investment provider, and (iii) termination of a contract upon short notice due to the loss of the Plan’s qualified status or material and adverse changes to the Plan’s provision.  The Committees are not aware of any such event being contemplated at this time.

In addition, certain events allow the contract issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include, but are not limited to: (i) a breach of material obligation under the contract, (ii) a material misrepresentation, and (iii) a material amendment to the agreement without the consent of the contract issuer.

(5)    Oxy Stock Fund

The Oxy Stock Fund is a unitized stock fund which includes shares of Occidental’s common stock, valued at quoted market price, and may also include interest earning cash.

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant-directed and non-participant-directed investments, is as follows (amounts in thousands):

	As of December 31,
	2023	2022
Net assets:
Short-term investment fund	$11,638	$15,425
Occidental common stock	706,550	752,935
Interest and dividends receivable	71	63
	$718,259	$768,423

	Year ended December 31,
	2023	2022
Changes in net assets:
Contributions	$95,594	$83,972
Investment income	8,754	5,177
Net appreciation (depreciation) in fair value of investments	(36,528)	459,298
Transfers between funds	(72,053)	(138,087)
Benefits paid to participants	(45,788)	(42,442)
Administrative expenses	(143)	(143)
Changes in net assets	$(50,164)	$367,775

(6)    Plan Interest in Master Trust Accounts

The Plan participates in the Occidental Petroleum Corporation Defined Contribution Plan Master Trust (DCP Master Trust), which invests in various funds that are available to participants including Target Date Funds, Index Funds, and Active Funds. The Plan and the Occidental Retirement Plan each own an undivided interest in the DCP Master Trust.

During 2023 and 2022, the Plan also invested in the following Master Trust Investment Accounts (MTIA): a synthetic GIC fund managed by Invesco (GIC MTIA), a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA), and a separate international growth fund managed by Baillie Gifford (Baillie Gifford MTIA).   The Plan and the Occidental Retirement Plan each own an undivided interest in the GIC MTIA and the Bernstein MTIA. The Plan, the Occidental Retirement Plan, and the Occidental Master Retirement Trust each own an undivided interest in the Baillie Gifford MTIA.

The following table presents the Plan interest in each master trust account (amounts in thousands):

	As of December 31,
	2023	2022
Plan interest in master trust accounts:
DCP Master Trust, at fair value	$2,153,157	$1,711,786
GIC MTIA, at contract value	293,355	332,450
Baillie Gifford MTIA, at fair value	5,538	2,640
Bernstein MTIA, at fair value	68,804	73,041
Net assets	$2,520,854	$2,119,917

The following table presents the fair value of net assets held by the DCP Master Trust, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2023		2022
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets of DCP Master Trust:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$622	$428	$83	$57
Common/collective trusts	2,658,879	1,830,252	2,094,452	1,431,690
Common stocks	15,233	10,486	11,672	7,979
Mutual funds	453,065	311,870	397,808	271,927
Total investments	3,127,799	2,153,036	2,504,015	1,711,653
Receivables:
Accrued investment income	373	257	252	172
Total assets	3,128,172	2,153,293	2,504,267	1,711,825
Liabilities:
Due to broker for securities purchased	197	136	57	39
Total liabilities	197	136	57	39
Net assets of DCP Master Trust	$3,127,975	$2,153,157	$2,504,210	$1,711,786
Plan’s percentage interest in DCP Master Trust net assets		69%		68%

The following table presents the changes in the net assets of the DCP Master Trust, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year Ended December 31,
	2023	2022
Net appreciation (depreciation) in fair value of investments:
Common/collective trusts	$447,446	$(420,443)
Common stocks	2,675	(4,685)
Mutual funds	40,636	(97,851)
Net appreciation (depreciation)	490,757	(522,979)
Interest and dividends	12,145	12,820
Less investment expenses	(648)	(613)
Investment income (loss)	502,254	(510,772)

Transfers in	618,722	434,465
Transfers out	(497,211)	(351,993)
Changes in net assets	$623,765	$(428,300)

The following tables provide fair value measurement information for the DCP Master Trust, in which the Plan owns an undivided interest at December 31, 2023 and 2022 (amounts in thousands):

	Assets at fair value as of December 31, 2023
	Level 1	Total
Common stocks	$15,233	$15,233
Mutual funds	453,065	453,065
Total assets in the fair value hierarchy	468,298	468,298

Investments measured at NAV
Short-term investment fund		622
Common/collective trusts		2,658,879
Total assets at fair value		$3,127,799

	Assets at fair value as of December 31, 2022
	Level 1	Total
Common stocks	$11,672	$11,672
Mutual funds	397,808	397,808
Total assets in the fair value hierarchy	409,480	409,480

Investments measured at NAV
Short-term investment fund		83
Common/collective trusts		2,094,452
Total assets at fair value		$2,504,015

The following table presents the net assets held by the GIC MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2023		2022
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets:
Investments, at contract value (see Note 4):
Short-term investment fund	$9,212	$6,444	$17,170	$12,111
Synthetic guaranteed investment contracts:
Common/collective trusts - fixed income funds	410,146	286,925	454,367	320,485
Total investments	419,358	293,369	471,537	332,596
Receivables:
Due from broker for securities sold	8	6	—	—
Accrued investment income	37	25	61	43
Total receivables	45	31	61	43
Total assets	419,403	293,400	471,598	332,639
Liabilities:
Due to broker for securities purchased	—	—	34	24
Accrued expenses	64	45	234	165
Total liabilities	64	45	268	189
Net assets of GIC MTIA	$419,339	$293,355	$471,330	$332,450
Plan’s percentage interest in GIC MTIA net assets		70%		71%

The following table presents the changes in net assets of the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2023	2022
Interest Income	$13,247	$9,335
Less investment expenses	(427)	(422)
Total investment income	12,820	8,913

Transfers in	37,538	94,543
Transfers out	(102,349)	(60,203)
Changes in net assets	$(51,991)	$43,253

The following table presents the fair value of the net assets held by the Baillie Gifford MTIA, in which the Plan owned an undivided interest at December 31, 2023 and 2022 (amounts in thousands).

	As of December 31,		As of December 31,
	2023		2022
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets of Baillie Gifford MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Collateral received for securities loaned	$4,309	$435	$7,053	$411
Short-term investment fund	678	68	671	39
Common stocks	52,792	5,334	43,514	2,537
Preferred stocks	975	99	998	58
Total investments	58,754	5,936	52,236	3,045
Cash and cash equivalents	253	26	55	3
Receivables:
Due from broker for securities sold	53	5	—	—
Accrued investment income	103	10	67	4
Foreign currency contracts	30	3	—	—
Total receivables	186	18	67	4
Total assets	59,193	5,980	52,358	3,052
Liabilities:
Due to broker for securities purchased	38	4	18	1
Payable under securities lending agreement	4,309	435	7,053	411
Foreign currency contracts	30	3	—	—
Total liabilities	4,377	442	7,071	412
Net assets of Baillie Gifford MTIA	$54,816	$5,538	$45,287	$2,640
Plan’s percentage interest in Baillie Gifford MTIA net assets		10%		6%

The following table presents the changes in the net assets of the Baillie Gifford MTIA, in which the Plan owned an undivided interest at December 31, 2023 and 2022, as stated in the table above (amounts in thousands).

	Year ended December 31,
	2023	2022
Net appreciation (depreciation) in fair value of investments:
Foreign currency transactions	$783	$(789)
Common stocks	5,226	(13,993)
Preferred stocks	(232)	(166)
Net appreciation (depreciation)	5,777	(14,948)
Interest and dividends	508	296
Less investment expenses	(261)	(202)
Investment loss	6,024	(14,854)

Transfers in	11,406	25,583
Transfers out	(7,901)	(3,128)
Changes in net assets	$9,529	$7,601

    The following table provides fair value measurement information for the Baillie Gifford MTIA, in which the Plan owned an undivided interest at December 31, 2023 and 2022, (amounts in thousands).

	Assets at fair value as of December 31, 2023
	Level 1	Level 2	Total
Collateral received for securities loaned	$—	$4,309	$4,309
Common stocks	52,792	—	52,792
Preferred stocks	975	—	975
Foreign currency contracts	—	30	30
Total assets in the fair value hierarchy	53,767	4,339	58,106

Investments measured at NAV
Short-term investment fund			678
Total assets at fair value			$58,784

	Liabilities at fair value as of December 31, 2023
Foreign currency contracts	$—	$30	$30
Total liabilities at fair value	$—	$30	$30

	Assets at fair value as of December 31, 2022
	Level 1	Level 2	Total
Collateral received for securities loaned	$—	$7,053	$7,053
Common stocks	43,514	—	43,514
Preferred stocks	998	—	998
Total assets in the fair value hierarchy	44,512	7,053	51,565

Investments measured at NAV
Short-term investment fund			671
Total assets at fair value			$52,236

The Baillie Gifford MTIA participates in the Trustee’s Securities Lending Program (the Securities Lending Program) for its U.S. securities held in custody at the Trustee.  Under the Securities Lending Program, these securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with the Department of Labor’s collateral requirements.  The collateral is at least 102% of the fair value of the borrowed securities. The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a short-term investment fund, or the Trustee’s Overnight Government Fund, which is an overnight government reverse repurchase investment fund.

The fair value of the Baillie Gifford MTIA securities loaned was approximately $4,122,000 and $6,699,000 at December 31, 2023 and 2022, respectively. Cash collateral of approximately $4,309,000 and $7,053,000 was held at December 31, 2023 and 2022 respectively, with an offsetting liability.  Income earned during 2023 and 2022 was approximately $11,000 and $5,000, respectively, net of bank fees of approximately $6,000 and $3,000 respectively. This income is included as interest income for the Baillie Gifford MTIA.

The Baillie Gifford MTIA uses foreign currency derivatives to reduce foreign currency risk. The Baillie Gifford MTIA did not designate these swaps as hedging instruments. Approximately $16,000 and $27,000 net loss from these derivatives were recognized in net depreciation for the year ended December 31, 2023 and 2022, respectively.

The following table shows the notional amount and fixed weighted average contract rate of foreign currency swap contracts outstanding as of December 31, 2023 (dollar amounts in thousands). There were no foreign currency swap contracts outstanding as of December 31, 2022.

	December 31, 2023
	Receive U.S. Dollars		Pay U.S. Dollars
Currency	Notional	Fixed Weighted Average Contract Rate	Notional	Fixed Weighted Average Contract Rate
DKK	—	—	204	6.733017

The Baillie Gifford MTIA's foreign currency swaps outstanding at December 31, 2023 settled in January 2024. The Baillie Gifford MTIA’s derivative instruments did not require collateral by either party. All of the Baillie Gifford MTIA’s derivative transactions were in the OTC market and as a result, were subject to counterparty credit risk to the extent the counterparty was unable to meet its settlement commitments. The Baillie Gifford MTIA’s sole counterparty is the Bank of New York Mellon, a related party.

The following table presents the fair value of net assets held by the Bernstein MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2023		2022
	Master Trust Balances	Plan's Interest in Master Trust Accounts	Master Trust Balances	Plan's Interest in Master Trust Accounts
Assets of Bernstein MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Collateral received for securities loaned	$5,637	$5,162	5,403	$4,946
Short-term investment fund	2,053	1,880	1,934	1,771
Common stocks	73,428	67,239	78,215	71,604
Total investments	81,118	74,281	85,552	78,321
Receivables:
Due from broker for securities sold	480	440	—	—
Accrued investment income	91	83	68	62
Total receivables	571	523	68	62
Total assets	81,689	74,804	85,620	78,383
Liabilities:
Due to broker for securities purchased	403	369	50	46
Payable under securities lending agreement	5,637	5,162	5,403	4,946
Other	512	469	382	350
Total liabilities	6,552	6,000	5,835	5,342
Net assets of Bernstein MTIA	$75,137	$68,804	$79,785	$73,041
Plan’s percentage interest in Bernstein MTIA net assets		92%		92%

The following table presents the changes in the net assets of the Bernstein MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2023	2022
Net appreciation (depreciation) in fair value of investments:
Common stocks	$4,364	$(17,259)
Interest and dividends	1,459	1,614
Less investment expenses	(780)	(703)
Investment income (loss)	5,043	(16,348)

Transfers in	5,276	6,406
Transfers out	(14,967)	(12,735)
Changes in net assets	$(4,648)	$(22,677)

The following table provides fair value measurement information for the Bernstein MTIA, in which the Plan owns an undivided interest at December 31, 2023 and 2022 (amounts in thousands):

	Assets at fair value as of December 31, 2023
	Level 1	Level 2	Total
Collateral received for securities loaned	$—	$5,637	$5,637
Common stocks	73,428	—	73,428
Total assets in the fair value hierarchy	73,428	5,637	79,065

Investments measured at NAV
Short-term investment fund			2,053
Total assets at fair value			$81,118

	Assets at fair value as of December 31, 2022
	Level 1	Level 2	Total
Collateral received for securities loaned	$—	$5,403	$5,403
Common stocks	78,215	—	78,215
Total assets in the fair value hierarchy	78,215	5,403	83,618

Investments measured at NAV
Short-term investment fund			1,934
Total assets at fair value			$85,552

The Bernstein MTIA also participated in the Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income during the years ended December 31, 2023 and 2022.  Details of the Securities Lending Program are discussed above.

The fair value of securities loaned was approximately $5,432,000 and $5,256,000 at December 31, 2023 and 2022, respectively. Cash collateral of approximately $5,637,000 and $5,403,000 was held at December 31, 2023 and 2022, respectively, with an offsetting liability. Income earned during 2023 and 2022 was approximately $5,000 and $7,000, respectively, net of bank fees of approximately $3,000 and $4,000, respectively. This income is included as interest income for the Bernstein MTIA.

(7)    Related-Party Transactions

The Trustee and Occidental are parties in interest as defined by ERISA.  The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund.  Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. Occidental paid approximately $667,000 and $663,000 on behalf of the Plan to various vendors for the Plan’s administrative expenses during 2023 and 2022, respectively.

(8)    Plan Termination

Although it has not expressed any intent to do so, Occidental has the right under the Plan’s provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(9)    Tax Status

The Internal Revenue Service (IRS) has determined and informed Occidental, by a letter dated September 25, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status, with the exceptions of certain immaterial operational errors that have been remedied in compliance with applicable programs of the IRS or the Department of Labor.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

(10)    Risks and Uncertainties

The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Risks associated with the Oxy Stock Fund include those disclosed by Occidental in its annual report on Form 10-K filed with the U.S. Securities and Exchange Commission and its other public filings and disclosures.

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Certain derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk.

As of December 31, 2023 and 2022, approximately 22% and 26%, respectively, of total Plan investments were invested in shares of Occidental common stock.

The Plan Sponsor’s operations, financial condition, cash flows and levels of expenditures are highly dependent on oil prices and, to a lesser extent, NGL and natural gas prices, the Midland-to-Gulf-Coast oil spreads, chemical product prices and inflationary pressures in the macro-economic environment. The average WTI price per barrel for the three months ended March 31, 2024 was $76.96, compared to $78.32 for the three months ended December 31, 2023. Changes in prices could result in adjustments in capital investment levels and how such capital is allocated, which could impact production values. It is expected that the price of oil will be volatile for the foreseeable future given the current geopolitical risks, evolving macro-economic environment that impacts energy demand, future actions by OPEC and non-OPEC oil producing countries, the Russia-Ukraine war and the conflicts in the Middle East, and the Biden Administration's management of the U.S. Strategic Petroleum Reserve. Seasonality is not a primary driver of change in Occidental's consolidated quarterly earnings during the year. Occidental works to manage inflation impacts by capitalizing on operational efficiencies, proactive contract management, and working closely with vendors to secure the supply of critical materials. As of March 31, 2024, substantially all of Occidental's outstanding debt was fixed rate.

(11)    Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 to be filed by October 15, 2024 (amounts in thousands):

	As of December 31,
	2023	2022
Net assets available for benefits per the financial statements	$3,275,038	$2,920,409
Amounts allocated to withdrawing participants	(178)	(234)
Net assets available for benefits per the Form 5500	$3,274,860	$2,920,175

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 to be filed by October 15, 2024 (amounts in thousands):

	Year ended December 31,
	2023	2022
Benefits paid to participants per the financial statements	$215,677	$184,437
Amounts allocated to withdrawing participants at December 31, 2023 and 2022	178	234
Amounts allocated to withdrawing participants at December 31, 2022 and 2021	(234)	(445)
Benefits paid to participants per the Form 5500	$215,621	$184,226

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31st, but are not yet paid as of that date.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 1
SAVINGS PLAN
EIN #95-4035997, Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
(Dollar amounts in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including maturity date, rate of
Related	Identity of issue, borrower,	interest, collateral, par, maturity		Current
party	lessor, or similar party	value, or duration	Cost (1)	value

	Short-Term Investment Fund:
*	BNY Short-Term Investment Fund (2)	A collective trust investing in short-term securities, 11,638,278 units		11,638
	Common stock:
*	Occidental Petroleum Corporation (2)	Common stock, 11,833,034 shares	333,624	706,550

*	Notes receivable from participants	2,098 participant loans, various maturities ranged from January 2024 to October 2033, interest rates range from 3% to 11%, balances collateralized by participant account		27,768
	Plan interest in master trust accounts:
	Oxy Defined Contribution Plan Master Trust Account	Participation in master trust agreement		2,153,157
	Oxy Combined Baillie Gifford Master Trust	Master trust investment account, 926,759 units		5,538
	Oxy Combined Alliance Bernstein Master Trust	Master trust investment account, 653,752 units		68,804
	Guaranteed Investment Contracts Master Trust	Master trust investment account, 12,095,035 units		293,355
		Total Plan interest in master trust accounts		2,520,854
		Total		$3,266,810

(1)	Cost information omitted for participant-directed investment.
(2)	Includes non-participant-directed investments.
*	Represents a party-in-interest, as defined by ERISA.

See accompanying independent auditor’s report.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 2
SAVINGS PLAN
EIN #95-4035997, Plan #001
Schedule H, Line 4j - Schedule of Reportable Transactions
Year ended December 31, 2023
(Dollar amounts in thousands)

Identity of party involved	Description of asset (includes interest rate and maturity in case of loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net gain
Series of transactions:
* Bank of New York	EB Temporary Investment Fund:
	211 Acquisitions	$111,381	$—	$—	$—	$111,381	$111,381	$—
	286 Dispositions	$—	$115,196	$—	$—	$115,196	$115,196	$—

*  Represents a party-in-interest, as defined by ERISA.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Occidental Petroleum Corporation Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION SAVINGS PLAN

By	/s/ Michele Oubre
Michele Oubre - Chair of the
Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee

Dated:  June 25, 2024

Exhibit Index

Exhibit
No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm